Amy Latkin Vice President and Associate General Counsel w: 212.224.1840

April 16, 2021

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington DC 20549

Attn: Mr. Quinn Kane

Re: Post-effective amendment No. 62 under the Securities Act of 1933 and No. 63 under the Investment Company Act of 1940 to the Registration Statement on Form N-1A of Mutual of America Investment Corporation (SEC File No. 033-06486 and 811-05084) (the “Investment Corp Registration Statement”) and Post-effective amendment No. 2 under the Securities Act of 1933 and No. 2 under the Investment Company Act of 1940 to the Registration Statement on Form N-1A of Mutual of America Variable Insurance Portfolios, Inc. (SEC File No. 333-232095 and 811-23449) (the “VIP Registration Statement”)

Dear Mr. Kane:

On behalf of the above-referenced registrant, set forth below are responses to comments you provided by telephone to me on April 12, 2021, relating to the Investment Corp Registration Statement that was filed with the Securities and Exchange Commission by Mutual of America Investment Corporation on February 22, 2021. Responses also apply as appropriate to the VIP Registration Statement that was filed with the Securities and Exchange Commission by Mutual of America Variable Insurance Portfolios, Inc. on February 22, 2021.

Set forth below are your comments with Mutual of America’s response immediately following each comment. Per our telephone conversation, all changes mentioned herein will appear in the post-effective amendment to the registration statement that will be filed under paragraph (b) of Rule 485 of the Securities Act of 1933 (the “Securities Act”) in April 2021.

Comment 1

Add disclosure for both Investment Corp and VIP in the summary and statutory prospectuses to the risk sections regarding greater portfolio turnover when the International Fund transitions from purchasing stocks through ETFs to purchasing stocks directly.

Also for the Investment Corp International Fund, add disclosure regarding the tax implications of the transition and potential adverse tax consequences for retail investors.

Also add disclosure to Item 16(e) of the SAI regarding anticipation of a difference in portfolio turnover. Item 16(e) states: “Explain any significant variation in the Fund’s portfolio turnover rates over the two most recently completed fiscal years or any anticipated variation in the portfolio turnover rate from that reported for the last fiscal year in response to Item 13.”

Response 1

We added the following disclosure to the risks section in the Investment Corp summary and statutory prospectuses:

“Portfolio Transition and Related Expenses risk: In order to implement the Portfolio Transition, the Fund is expected to experience increased portfolio turnover. Higher portfolio turnover may result in higher brokerage and transaction costs or mark-up charges, which may negatively affect Fund performance.

Portfolio Transition Tax Impact risk: The Fund may experience increased portfolio turnover due to the Portfolio Transition which may result in the realization and distribution to shareholders of higher capital gains, which may result in higher taxes when Fund shares are held in a taxable account. The ultimate gain or loss on the sale of the underlying securities is determined based upon the sales price which fluctuates daily based upon the stock market. Shareholders should contact their tax adviser to assess the impact of the Portfolio Transition to their overall tax status.”

We added the following disclosure to the risks section in the VIP summary and statutory prospectuses:

“Portfolio Transition and Related Expenses risk: In order to implement the Portfolio Transition, the Portfolio is expected to experience increased portfolio turnover. Higher portfolio turnover may result in higher brokerage and transaction costs or mark-up charges, which may negatively affect Portfolio performance.

We added the following disclosure to the SAI:

“The International Fund’s portfolio turnover rate is anticipated to be higher than that reported in the last fiscal year because the Adviser plans to transition the International Fund from investing in ETFs to investing directly in the stocks of companies represented in the MSCI EAFE Index, except to the extent that it is permissible to invest in ETFs within the general limitations in the 1940 Act.”

Comment 2

Add the transition language from the statutory prospectus to the principal investment strategies section in the summary prospectus regarding the transition of the International Fund prior to the termination of the exemptive order related to investments in fund of funds and will invest in stocks directly.

Response 2

We added the following disclosure to the principal investment strategies section of the summary prospectus:

“The International Fund currently invests in iShares® MSCI EAFE Fund, other iShares Funds, and Vanguard exchange traded funds. The SEC will revoke the exemptive orders that allow these investments effective on January 19, 2022. Prior to that date, the Adviser intends to transition the International Fund to invest directly in the stocks of companies represented in the MSCI EAFE Index (“Portfolio

Transition”), except to the extent that it is permissible to invest in ETFs within the general limitations in the 1940 Act.”

Comment 3	Comment 5 received on March 30 stated: “For all funds, please add that the managers are jointly and primarily responsible.” Please add “jointly” to the portfolio manager disclosure.
Response 3

For each fund in which there are two or more portfolio managers, one portfolio manager is senior, and the other is junior, so they are not jointly responsible and therefore “jointly” was not added to the disclosure.

Comment 4

Comment 7 received on March 30 stated: “Please provide additional detail on the fund’s overall strategy, including detail on how the adviser decides to buy and sell a security.” Please add more detail on the determination of when the adviser decides to sell a security.

Also add the additional disclosure to the statutory prospectus.

Response 4

We added the underlined sentence to the Principal Investment Strategies disclosure:

In selecting individual stocks, the Fund will invest primarily in a diversified universe of companies included in the MSCI EAFE Index that Mutual of America Capital Management LLC (the “Adviser”) believes to possess the potential for capital appreciation. The Adviser will primarily use multi-factor computer models to identify stocks and/or ADRs of foreign companies that have the potential to outperform their peers based on criteria such as more attractive valuations and/or fundamentals. The Adviser will sell securities when more attractive alternatives are found, or when it is necessary to bring sector and/or country weights back within desired ranges relative to the benchmark. Currently, the Fund has a geographic concentration in the stocks of Japan.

Comment 5

Comment 8 received on March 30 stated: “Also, will the fund invest in depository receipts, like ADRs or GDRs? If so, please add appropriate strategy and risk disclosure.” Please add disclosure regarding ADR risk.

Response 5

We pulled the Depositary Receipts risk out of the ETF risk and added the following disclosure to the Principal Investment Risks in the summary prospectus:

“Depositary Receipts risk: The Fund may invest in securities of foreign issuers in the form of depositary receipts, including ADRs, some of which are not obligated to disclose material information.”

We pulled the Depositary Receipts risk out of the ETF risk and added the following disclosure to the Principal Investment Risks in the statutory prospectus:

“Depositary Receipts risk: The fund may invest in securities of foreign issuers in the form of depositary receipts, including ADRs, or other securities that are convertible into securities of foreign issuers. European Depositary Receipts (issued in Europe) and Global Depositary Receipts (issued throughout the world)

each evidence a similar ownership arrangement. The fund may invest in unsponsored Depositary Receipts. The issuers of unsponsored Depositary Receipts are not obligated to disclose information that is, in the United States, considered material. Therefore, there may be less information available regarding these issuers and there may not be a correlation between such information and the market value of the Depositary Receipts. Depositary Receipts are generally subject to the same risks as the foreign securities that they evidence or into which they may be converted.”

Comment 6

Comment 11 received on March 30 stated: “Please explain Emerging Markets risk is a principal risk of this fund given that it invests 80% in developed markets, otherwise delete this risk.” Move Emerging Markets risk to Item 9 as a non-principal risk.

Response 6	Emerging Markets risk is listed as a non-principal investment risk.

Comment 7

Comment 12 received on March 30 stated: “Please include disclosure in the strategies section relating to concentrating investments in Japan.” The response included disclosure regarding concentration of investments to the extent the index is so concentrated. This disclosure is not permitted because the International Fund is not an indexed fund.

Make the same change to the Geographic Concentration in Japan risk in Item 9.

Response 7

The disclosure in both Item 4 and Item 9 was revised to state:

“~~The fund will concentrate its investments in an industry or geography generally to the extent that the MSCI EAFE Index is also so concentrated in that industry or geography.~~ Currently, the Fund has a geographic concentration in the stocks of Japan.”

Comment 8

Purchase of Fund Shares

Purchases by Institutions

“The Funds consider a purchase or sale order as received when an investment representative receives the order in good order before 4:00 p.m. Eastern Time. These orders will be priced based on a Fund’s NAV next computed after such order is received by the investment representative. It is the responsibility of the investment representative to transmit properly completed purchase orders to the Fund in a timely manner. Any change in price due to the failure of a Fund to timely receive an order must be settled between the investor and the investment representative placing the order.”

Revise the disclosure so the underlined portions are consistent; either the order is received by the investment representative and delete the last sentence, or the order is received by the Fund.

Response 8	An order must be determined to be in good order by the investment representative, therefore we have deleted the last sentence.

Mutual of America believes that it has responded fully to each of the aforementioned comments received from the Commission staff. If you have any questions regarding Mutual of America’s responses, please do not hesitate to contact the undersigned at the above telephone number at your earliest convenience. We greatly appreciate your attention to this matter.

Sincerely,

/s/ Amy Latkin